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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-11402

                           NOTIFICATION OF LATE FILING

[ ] FORM 10-K [ ] FORM 20-F [ ] FORM-11K [X] FORM 10-Q [ ] FORM N-SAR

     For period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     Part I


                             REGISTRANT INFORMATION

Full name of registrant: Telxon Corporation

Former name, if applicable: Not applicable

Address of principal executive office: 3330 West Market Street

City, state and zip code: Akron, Ohio 44333


                                    PART II


                            RULE 12B-25 (B) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III


                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As previously reported in the Registrant's press release of January 27, 1999 (the "Press Release"), as filed under cover of a Form 8-K of even date, the Audit Committee of the Board of Directors and management of the Registrant have been working with the Registrant's outside auditors, PricewaterhouseCoopers LLP, to review certain judgmental accounting matters, which review was not completed in time sufficient to permit the preparation of the financial statements for the Registrant's third fiscal quarter ended December 31, 1998. Accordingly, the Registrant is unable to file within the prescribed time period those portions of its Quarterly Report on Form 10-Q for the period ended December 31, 1998 which consist of or are based upon its financial statements for that period. Registrant's management presently expects to be able to file those remaining portions of the Form 10-Q as contemplated by Rule 12b-25(b)(2).
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                                    PART IV


                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Kenneth W. Haver         (330)                  664-1000
           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the information presently available and as previously reported in the Press Release and in the Registrant's press release of December 11, 1998, which has also been filed under cover of a Form 8-K of that date, the Registrant anticipates that the earnings statement for the Registrant's third fiscal quarter to be included in the subject portion of the report will reflect lower revenues, higher expenses and a net loss (as compared to a net profit) than realized in the corresponding year earlier fiscal period. Insofar as the Registrant's results for the subject period, and in turn the nature and extent of the differences in results from the prior period, are dependent upon the outcome of the review referenced in the response to Part III above, at this time, those results cannot reasonably be estimated, and the differences from the prior period cannot be quantified, other than to note that, as stated in the Press Release, revenues for the third quarter of fiscal 1999 are anticipated to be under $100 million; revenues in the corresponding fiscal 1998 period were $117 million.


                               TELXON CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 1999    By:      /s/ Kenneth W. Haver
      -----------------             ---------------------
                                    Kenneth W. Haver, Senior
                                    Vice President and Chief Financial Officer